VIA EDGAR

October 23, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Claudia Rios

Liz Packebusch

Re: Bitech Technologies Corporation

Amendment No. 2 to Registration Statement on Form S-1 Filed October 3, 2024

File No. 333-280668

To Whom It May Concern:

Bitech Technologies Corp. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated October 17, 2024 regarding the Company’s Amended Registration Statement on Form S-1/A filed on October 3, 2024 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1 Prospectus Summary, page 2

1.	We note your disclosures responding to prior comment 5 and reissue the comment in part. Please add a footnote to the tables on pages 3-4 and 31-32 to describe the main components comprising the estimated cost of project. Additionally, given the significant development fees and estimated project costs totaling $3.2 billion for the BESS Projects and $2.1 billion for the Solar Projects, expand your disclosure to discuss realistically how many and which of these projects you believe you can develop, construct and obtain funding to do so, how you intend to obtain funding, and what you will do with the projects not developed or constructed due to lack of funding or other reasons.

The Company has revised the disclosure to the registration statement accordingly.

Our governing documents designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be in, page 18

2.	We note your response to prior comment 13. We note that your forum selection clause provides that for certain litigation, including any “derivative action,” the sole and exclusive forum shall be a state court with appropriate jurisdiction, or if a state court does not have jurisdiction, then a federal court located within the State of Delaware. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company has revised this disclosure accordingly.

Capitalization, page 28 Dilution, page 29

3.	For both Capitalization page 28 and Dilution page 29, revise your descriptions of the number of common shares outstanding after this offering to add the number of “common shares issuable in this offering…and...to the underwriter”, as the current disclosures only describe the shares issuable upon exercise of the Pre-Funded Warrants.

Revise the disclosure on page 8 to correctly describe what the number of shares outstanding after this offering will include and exclude, consistent with disclosures on pages 28 and 29 after the above revisions.

Taking into consideration total shares outstanding and issuable after the offering and any planned reverse stock split, tell us whether such total will exceed your current one billion common shares authorized, and if yes how you plan to address the authorized share shortfall.

With regard to the line item labeled “Increase in pro forma as adjusted net tangible book value…” on page 29, delete “as adjusted” to be consistent with the preceding line item labeling, or explain where and how the “as adjusted” measure is used.

The Company has added the following disclosure in both sections of the registration statement:

and common shares issuable in this offering; and deleted “as adjusted” on page 29

Financial Statements For Fiscal Year ended December 31, 2023 Report of Independent Registered Public Accounting Firm, page F-2

4.	Given the changes to Note 5, please ask your auditor Fortune CPA Inc. to assess the need to either update or dual date the audit report, and provide new audit report and audit consent as applicable in your next filing amendment.

Fortune CPA has provided a new audit report and consent to address this issue.

Financial Statements for Six Months ended June 30, 2024, page F-15

5.	Please file an amendment to your Form 10-Q for the quarter ended June 30, 2024, incorporating all revisions in your registration statement applicable to Form 10-Q, as raised in prior comment 10.

The Company has filed the amendment to its Form 10-Q for the quarter ended June 30, 2024 with the applicable revisions.

General

6.	You state on page 32 and elsewhere that, pursuant to the BESS Development Project MIPA, the Company will take all commercially reasonable steps necessary to uplist the Company to the NASDAQ stock exchange. You also state on page 47 that the base salaries for your executive officers will begin upon listing to NASDAQ. Please revise your registration statement to clarify whether these terms are intended to be satisfied by a NASDAQ listing in connection with this offering specifically.

The Company added the following disclosure to this section of the registration statement:

The Company’s uplist to NASDAQ in connection with the consummation of the offering contemplated in this prospectus will satisfy the terms set forth in the Closing.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel Peter Campitiello, Esq. at pcampitiello@lucbro.com or by telephone at (732) 395-4517.

Very truly yours,

BITECH TECHNOLOGIES CORP.

By:	/s/ Benjamin Tran
Name:	Benjamin Tran
Title:	Chief Executive Officer